Erik A. Vayntrub Senior Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Erik_Vayntrub@capgroup.com capitalgroup.com

January  25, 2022

Yoon Choo

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

RE: Capital Group Exchange-Traded Funds - Acceleration Request Pursuant to Rule 461

Dear Ms. Choo:

On behalf of each Capital Group Exchange-Traded Fund listed on Exhibit A (each, a “Fund”), we have filed Form N-1A/A, Pre-Effective Amendment No. 3  to each Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 3  to each Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

I understand that you have no further questions or comments to each Fund’s Registration Statement. Accordingly, pursuant to Rule 461 under the Securities Act and on behalf of each Fund and each Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of each Fund’s Registration Statement be accelerated to January 27, 2022.

Thank you in advance for your consideration of this request. If you should have any questions, please call Erik A. Vayntrub, Senior Counsel, at (213) 486-9108.

Sincerely,

/s/ Jennifer L. Butler

Jennifer L. Butler

Capital Group Exchange-Traded Funds

Secretary

/s/ Timothy W. McHale

Timothy W. McHale

American Funds Distributors, Inc.

Secretary

Exhibit A

Fund Name	File Numbers
Capital Group Growth ETF	333-259020 and 811-23733
Capital Group Core Equity ETF	333-259021 and 811-23735
Capital Group International Focus Equity ETF	333-259022 and 811-23734
Capital Group Dividend Value ETF	333-259023 and 811-23736
Capital Group Global Growth Equity ETF	333-259024 and 811-23737
Capital Group Core Plus Income ETF	333-259025 and 811-23738